UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

751198102

(CUSIP Number of Class of Securities)

CA, Inc.

520 Madison Avenue

New York, NY 10022

(800) 225-5524

With a copy to:

Michael S. Ringler

Wilson Sonsini Goodrich and Rosati P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 751198102

1	Names of Reporting Persons CA, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,529,907 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,529,907 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,529,907 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.9% (See Item 5) (based on 25,647,582 shares of Common Stock outstanding as of May 27, 2015)

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 751198102

1	Names of Reporting Persons Grand Prix Acquisition Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,529,907 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,529,907 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,529,907 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.9% (See Item 5) (based on 25,647,582 shares of Common Stock outstanding as of May 27, 2015)

14	Type of Reporting Person (See Instructions) OO

Item 1.         Security and Issuer

This statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”) of Rally Software Development Corp., a Delaware corporation (“Rally”), whose principal executive offices are located at 3333 Walnut Street, Boulder, CO 80301.

Item 2.         Identity and Background.

(a)                                 This Statement is being filed jointly on behalf of CA, Inc., a Delaware Corporation (“CA”) and Grand Prix Acquisition Corp., a Delaware corporation and wholly owned subsidiary of CA (“Purchaser”).

Schedule I hereto, with respect to CA and Schedule II hereto, with respect to Purchaser sets forth lists of all the directors/managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 5, 2015, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

(b)                                 The address of the principal business and principal office of each of the Reporting Persons is c/o CA, Inc., 520 Madison Avenue, New York, NY 10022. Schedule I and Schedule II hereto set forth the principal business address of each Scheduled Person.

(c)                                  CA is one of the world’s leading providers of information technology (IT) management software and solutions, and CA’s solutions help organizations of all sizes plan, develop, manage, and secure applications and IT infrastructure that increase productivity and enhance competitiveness in their businesses. The preceding description of CA and its business has been taken from CA’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015 and is qualified in its entirety by reference to such Form 10-K. Purchaser is a Delaware corporation incorporated on May 26, 2015 and a wholly owned subsidiary of CA. Purchaser was formed solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiating of the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Acquisition Agreement. Schedule I, Schedule II, Schedule III and Schedule IV hereto set forth the principal occupation or employment of each Scheduled Person.

(d)                                 During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)                                   CA and Purchaser are organized under the laws of the State of Delaware. Schedule I and Schedule II hereto set forth the citizenship of each Scheduled Person.

Item 3.         Sources and Amount of Funds or Other Consideration

As described in response to Item 4, the shares of Common Stock to which this Statement relates have not been purchased by the Reporting Persons as of the date of this filing, and thus no funds were used for this purpose.

It is anticipated that the funding for the transactions contemplated by the Acquisition Agreement (as defined in Item 4 below) (the “Transactions”) will consist of a combination of cash on hand of CA, borrowings under CA’s existing credit agreement or access to capital markets.

As a condition to CA’s and Purchaser’s willingness to enter into the Acquisition Agreement, CA and Purchaser entered into Support Agreements (as defined in Item 4 below) with the Supporting Stockholders (as defined in Item 4 below). Pursuant to, and subject to the terms and conditions of, the Support Agreements, each Supporting Stockholder has agreed, among other things, to tender, and not withdraw, the Subject Shares (as defined in Item 4 below) without the prior written consent of CA. None of the Reporting Persons or Rally paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreements.

Item 4.         Purpose of Transaction.

Acquisition Agreement and Tender Offer

On May 27, 2015, CA and Purchaser entered into an Acquisition Agreement with Rally, a copy of which has been filed as Exhibit 2.1 to the CA’s Current Report on Form 8-K filed on May 27, 2015, and is incorporated by reference in its entirety as Exhibit 99.2 (the “Acquisition Agreement”). Under the Acquisition Agreement, among other things, Purchaser will commence a tender offer (the “Offer”) to purchase all of the Common Stock, at a price per share of $19.50 (the “Offer Price”), without interest thereon, net to the holder thereof in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. Upon successful completion of the Offer, and subject to the terms and conditions of the Acquisition Agreement, Purchaser will be merged with and into Rally (the “Merger”), and Rally will survive the Merger as a direct wholly owned subsidiary of CA. It is anticipated that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with no stockholder vote required to consummate the Merger.

Support Agreements

In connection with the execution and delivery of the Acquisition Agreement, CA and Purchaser entered into, in each case dated as of May 27, 2015, (i) a support agreement with Angela T. Tucci, (ii) a second support agreement with Bryan D. Stolle, (iii) a third support agreement with James M., Lejeal, (iv) a fourth support agreement with Mark T. Carges, (v) a fifth support agreement with Thomas F. Bogan, (vi) a sixth support agreement with Timothy A. Miller and (vii) a seventh support agreement with Timothy V. Wolf (collectively, the “Support Agreements”) (the persons described in clauses (i) through (vii), collectively, the “Supporting Stockholders”). Pursuant to and subject to the terms and conditions of the Support Agreements, the Supporting Stockholders agreed, subject to certain limited specified exceptions as set forth therein, to tender, and not withdraw, all outstanding shares of Common Stock beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”). In addition, pursuant to and subject to the terms and conditions of the Support Agreements, the Supporting Stockholders have agreed, subject to certain exceptions as set forth therein, to refrain from transferring, selling or otherwise disposing of the Subject Shares and soliciting alternative acquisition proposals to the Transactions. The Support Agreements will automatically terminate upon certain circumstances, including upon termination of the Acquisition Agreement.

Based upon information provided by the Supporting Stockholders in their respective Tender and Support Agreements, as of May 27, 2015, the Subject Shares included: (i) 18,002 Shares of Common Stock beneficially owned by Angela T. Tucci, (ii) 11,000 Shares of Common Stock beneficially owned by Bryan D. Stolle, (iii) 276,651 Shares of Common Stock beneficially owned by James M., Lejeal, (iv) 72,330 Shares of Common Stock beneficially owned by Mark T. Carges, (v) 128,060 Shares of Common Stock beneficially owned by Thomas F. Bogan, (vi) 965,244 Shares of Common Stock beneficially owned by Timothy A. Miller and (vii) 58,620 Shares of Common Stock beneficially owned by Timothy V. Wolf. Mr. Miller gifted 10,000 shares of Common Stock to a nonprofit organization on June 3, 2015. The nonprofit organization has agreed to abide by the terms of Mr. Miller’s support agreement.

The Reporting Persons may be deemed to have acquired shared voting and disposition power with respect to the Subject Shares by reason of the execution and delivery of the Tender and Support Agreements by CA and Purchaser.

The foregoing descriptions of the Acquisition Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Acquisition Agreement and the Support Agreements are each attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9 respectively, to this Statement and incorporated by referenced herein.

The primary purpose of the transactions described above is for CA, through Purchaser, to acquire all of the outstanding shares of Common Stock. CA required that the Supporting Stockholders agree to enter into the Support Agreements as part of the inducements for CA and Purchaser to enter into the Acquisition Agreement and to consummate the Transactions, including the Offer and the Merger. Upon consummation of the Transactions, Rally will become a wholly-owned subsidiary of CA, the Common Stock will cease to be freely traded or listed and will be de-registered under the Act.

Except as set forth in this Statement or as contemplated by the Acquisition Agreement and the Support Agreements, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of

Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)                                 The Supporting Stockholders collectively own 1,529,907 shares of Common Stock. The Reporting Persons, for the purpose of Rule 13d-3 under the Act, therefore may, by reason of the execution and delivery of the Support Agreements, be deemed to share beneficial ownership over 1,529,907 shares of Common Stock, which would represent 5.9% of the Common Stock, issued and outstanding as of May 27, 2015, as disclosed in the Acquisition Agreement. Other than for the purposes of Rule 13d-3 under the Act, the Reporting Persons expressly disclaim beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares. To the Reporting Persons’ knowledge, no shares of Common Stock are beneficially owned by any Scheduled Person.

(b)                                 The Reporting Persons, by reason of the execution and delivery of the Support Agreements, may be deemed to have shared dispositive power with the Supporting Stockholders with respect to 1,529,907 shares of Common Stock, representing approximately 5.9% of the Common Stock, issued and outstanding as of May 27, 2015, as disclosed in the Acquisition Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons (i) are not entitled to any rights as a stockholder of Rally as to the Subject Shares, except as otherwise expressly provided in the Tender and Support Agreements, and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Common Stock other than the power provided pursuant to the Support Agreements.

(c)                                  Except as described in this Statement (including the schedules to this Statement), during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons or the Scheduled Persons.

(d)                                 Except as set forth in this Item 5 and for persons referred to in Items 2 and 4 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Statement and any amendments thereto. The information set forth, or incorporated by reference, in Item 3 through 5 of this Statement is hereby incorporated by reference into this Item 6. Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.         Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated June 5, 2015, by and between the Reporting Persons.

Exhibit 99.2

Acquisition Agreement among CA, Inc., Grand Prix Acquisition Corp. and Rally Software Development Corp, dated as of May 27, 2015 (incorporated by reference to Exhibit 2.1 to CA’s Current Report on Form 8-K filed on May 27, 2015).

Exhibit 99.3	Support Agreement, dated as of May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp. and Angela T. Tucci.

Exhibit 99.4	Support Agreement, dated as of May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp. and Bryan D. Stolle.

Exhibit 99.5	Support Agreement, dated as of May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp. and James M. Lejeal.

Exhibit 99.6	Support Agreement, dated as of May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp. and Mark T. Carges.

Exhibit 99.7	Support Agreement, dated as of May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp. and Thomas F. Bogan.

Exhibit 99.8	Support Agreement, dated as of May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp. and Timothy A. Miller.

Exhibit 99.9	Support Agreement, dated as of May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp. and Timothy V. Wolf.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2015	CA, INC.

	By:	/s/ Lawrence Egan
Name: Lawrence Egan
Title: Senior Vice President, Chief Counsel, Corporate Governance and Assistant Secretary

Dated: June 5, 2015	GRAND PRIX ACQUISITION CORP.

	By:	/s/ Lawrence Egan
Name: Lawrence Egan
Title: President and Secretary

SCHEDULE I

CA, Inc.

Name and Position of Officer/Manager	Principal Business Address	Principal Occupation or Employment	Citizenship
Mike Gregoire Director and Chief Executive Officer	520 Madison Avenue New York, NY 10022	Chief Executive Officer of CA, Inc.	USA

Jens Alder Director	520 Madison Avenue New York, NY 10022	Chairman of the Board of Sanitas Krankenversicherung	Switzerland

Raymond J. Bormark Director	520 Madison Avenue New York, NY 10022	—	USA

Gary J. Fernandes Director	520 Madison Avenue New York, NY 10022	Chairman and President of FLF Investments	USA

Rohit Kappor Director	520 Madison Avenue New York, NY 10022	Vice Chairman and CEO of ExlService Holdings, Inc.	USA

Jeffrey G. Katz Director	520 Madison Avenue New York, NY 10022	—	USA

Kay Koplovitz Director	520 Madison Avenue New York, NY 10022	Chairman and CEO of Koplovitz & Co. LLC	USA

Christopher Lofgren Director	520 Madison Avenue New York, NY 10022	President and CEO of Schneider National, Inc.	USA

Richard Sulpizio Director	520 Madison Avenue New York, NY 10022	—	USA

Laura S. Unger Director	520 Madison Avenue New York, NY 10022	—	USA

Arthur F. Weinbach Director	520 Madison Avenue New York, NY 10022	Chairman of the Board of CA Technologies	USA

Ron Zambonini Director	520 Madison Avenue New York, NY 10022	—	Canada

Russell M. Artzt Vice Chairman and Founder	520 Madison Avenue New York, NY 10022	Vice Chairman and Founder of CA, Inc.	USA

Richard Beckert Executive Vice President and Chief Financial Officer	520 Madison Avenue New York, NY 10022	Executive Vice President and Chief Financial Officer of CA, Inc.	USA

Michael Bisignano Executive Vice President and General Counsel	520 Madison Avenue New York, NY 10022	Executive Vice President and General Counsel of CA, Inc.	USA

Adam Elster Executive Vice President and Group Executive Worldwide Sales and Services	520 Madison Avenue New York, NY 10022	Executive Vice President and Group Executive Worldwide Sales and Services of CA, Inc.	USA

Lauren Flaherty Executive Vice President and Chief Marketing Officer	520 Madison Avenue New York, NY 10022	Executive Vice President and Chief Marketing Officer of CA, Inc.	USA

Jacob Lamm Executive Vice President and Corporate Development, and Acting Chief Product Officer	520 Madison Avenue New York, NY 10022	Executive Vice President and Corporate Development, and Acting Chief Product Officer of CA Inc.	USA

Paul Pronsati Executive Vice President Global Operations and Information Technology	520 Madison Avenue New York, NY 10022	Executive Vice President Global Operations and Information Technology of CA, Inc.	USA

SCHEDULE II

Grand Prix Acquisition Corp.

Name and Position of Officer/Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lawrence Egan Director, President and Secretary	520 Madison Avenue New York, NY 10022	Senior Vice President, Chief Counsel, Corporate Governance and Assistant Secretary of CA	USA

Neil Manna Director and Treasurer	520 Madison Avenue New York, NY 10022	Senior Vice President, Chief Accounting Officer of CA	USA